SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October 31, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer's ID (CNPJ): 43.776.517/0001-80

NIRE 35300016831

MATERIAL FACT

Private Transaction Agreement and Other Adjustments with EMAE to settle legal and arbitration disputes

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (the “Company” or “Sabesp”), pursuant to the provisions of Paragraph 4 of Article 157 of Law 6,404/76 and the provisions of CVM Instruction no. 358/02, hereby informs its shareholders and the market in general that, in complement to the Notice to the Market issued on April 10, 2014, it entered into a Private Transaction Agreement and Other Adjustments (Instrumento Particular de Transação e Outras Avenças) with EMAE – Empresa Metropolitana de Águas e Energia S.A. (“EMAE”), subject to a condition precedent, aimed to fully and completely settle the disputes involving both parties, which were being disclosed and reported under item 4.3 of the Company's Reference Form (the “Agreement”), as follows:

(a) Action Requesting Arbitral Submission (Ação de Instituição de Compromisso Arbitral) – Case no. 0064069-18.2012.8.26.0100, currently being examined by the 5th Lower Civil Court of the Central Jurisdiction of São Paulo (5ª Vara Cível do Foro Central da Comarca de São Paulo), currently on appeal, commenced by EMAE to settle the dispute through arbitration – the Action Requesting Arbitration (Ação de Instituição da Arbitragem);

(b) Arbitration Proceedings (Procedimento Arbitral) – Case no. 069/2013, currently being examined by the Arbitration Center of the Amcham (São Paulo Chapter), initiated to request financial compensation for alleged past and future losses in the generation of electricity as a result of the water extraction and compensation for alleged costs already incurred and to be incurred with the operation, maintenance and monitoring of the Guarapiranga Reservoir – the Guarapiranga Arbitration (Arbitragem Guarapiranga);

(c) Lawsuit (Ação Ordinária) – Case no. 1064876-84.2013.8.26.0100, currently being examined by the 6th Lower Civil Court of the Central Jurisdiction of São Paulo (6ª Vara Cível do Foro Central da Comarca de São Paulo), filed by EMAE to request financial compensation for alleged past and future losses in the generation of electricity as a result of the water extraction and apportionment of the alleged costs already incurred and to be incurred with the operation, maintenance and monitoring of the Billings Reservoir by SABESP – the Billings Lawsuit (Ação Billings); and

(d) Provisional Remedy for the Production of Documents (Ação Cautelar de Exibição de Documentos) – Case no. 019598-24.2013.8.26.0053, filed by SABESP against EMAE at the 9th Public Treasury Trial Court of the Central Jurisdiction of São Paulo (9.ª Vara da Fazenda Pública da Comarca de São Paulo), to request the production of documents prior to the Settlement Agreement (Termo de Acordo) – Production of Documents.

Pursuant to Clause Two of the Agreement, the effectiveness of the transaction is subject to a condition precedent, i.e., the approval by the competent corporate bodies of the Company and EMAE, as well as Brazil's National Electric Power Agency (Agência Nacional de Energia Elétrica) – ANEEL.

With the Settlement Agreement, all disputes between the parties will be fully and completely settled. In order to do so, the Company agreed to pay EMAE the amounts set forth under clause 3.1 of the Agreement, as follows:

“3.1. Through to this Transaction, SABESP shall pay EMAE the following amounts, pursuant to the conditions set forth below, (the “Debt”):

(a) R$ 6,610,000.00 (six million six hundred and ten thousand reais) annually, adjusted for inflation as of the execution date of this instrument, as measured by the IPCA or any other index that may replace it, always up to the last workday of October of each fiscal year, with (i) the first of such annual payments due up to the last workday of October 2017 and (ii) the last payment due up to the last workday of October 2042; and

(b) R$ 46,270,000.00 (forty six million two hundred and seventy thousand reais), in five annual and successive installments, adjusted for inflation as measured by the IPCA or any other index that may replace it, with the first installment of R$ 9,254,000.00 (nine million two hundred and fifty four thousand reais) due on April 30, 2017 and the subsequent ones in 4 (four) installments of same amount, due on every April 30 of the subsequent years, or on the first following workday.”

More details can be found in the Agreement and in a Technical Note on the Agreement, both available on the Company´s website, Investor Relations area.

The Company will keep the market informed of further developments regarding this material fact.

São Paulo, October 28th, 2016.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 31, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.